

September 10, 2021

Granit Gjoni
President
Linktory Inc.
Bulevardi Deshmoret e Kombit, Twin Tower
Tirana, Albania 1001

> **Re: Linktory Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed August 26, 2021**
> **File No. 333-257813**

Dear Mr. Gjoni:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 24, 2021 letter.

Amendment No. 2 to Registration Statement on Form S-1

General

1. We note your response to prior comment 3. Please disclose, if true, in the summary section of your prospectus that you do not believe that you are a shell company and that you do not any have plans or intentions to engage in a merger or acquisition with an unidentified company, companies, entity or person. Also disclose, if true, that the company's officers and directors, any company promoters, and/or their affiliates do not intend for the company, once it is reporting, to be used as a vehicle for a private company to become a reporting company.

You may contact Morgan Youngwood, Senior Staff Accountant, at (202) 551-3479 or

Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Priscilla Dao, Staff Attorney, at (202) 551-5997 or Matthew Crispino, Staff Attorney, at (202) 551-3456 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Roger D. Linn